FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 26, 2007

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ______         No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated July 26, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 26, 2007
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

EMBARGOED until 7.00am BST 26 July 2007
ARM HOLDINGS PLC REPORTS RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED 30 JUNE 2007
A Company presentation of these results and a conference call will be webcast today at 09:30 and 13:30 BST respectively at www.arm.com/ir.

CAMBRIDGE, UK, 26 July 2007—ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMHY)] announces its unaudited financial results for the half-year and quarter ended 30 June 2007

Highlights (US GAAP unless otherwise stated)
•	H1 dollar revenues at $258.4m, up 11% on H1 2006
o	Normalised* H1 2007 PBT at £44.1m (US GAAP £24.7m)
•	Q2 dollar revenues at $129.2m, up 8% on Q2 2006
o	Processor Division (PD) license revenue at $45.3m, up 26% on Q2 2006
•	Accelerating operating leverage with normalised* operating margin at 32.0% (US GAAP 16.0%), up from 30.3% (US GAAP 16.9%) in Q1 2007 and 29.0% (US GAAP 11.4%) in Q4 2006 despite weakening dollar
•	Normalised* Q2 PBT and EPS at £22.5m (US GAAP £12.0m) and 1.18p (US GAAP 0.64p) respectively
o	Normalised* Q2 EPS up 13% on Q2 2006 at constant currency
•	Improving balance sheet efficiency
o	Total cash returned of £33.6m in Q2 and £53.7m in H1 2007 (£20.2m in Q1 2007 and £36.0m in H1 2006)
o	2007 interim dividend doubled to 0.8p per share
•	Increasing traction for ARM’s leading-edge technologies
o	Three Cortex™ family licenses in Q2
o	One further Graphics license
o	First license signed for 45nm physical IP with a non-foundry customer (non-Tier 1)

Commenting on the results, Warren East, Chief Executive Officer, said:
“We are encouraged to have grown dollar revenues 11% in the first half against a challenging industry backdrop, compared to overall semiconductor industry revenues which grew less than 5%. A record quarter for licensing of ARM® processor technology in Q2 enhances our prospects for further penetrating mobile and non-mobile markets in the future. In addition, good revenue growth and continued cost discipline have enabled us to increase profitability despite the continued strong currency headwind. Overall, ARM is well-positioned to benefit from the generally-anticipated improvement in industry conditions in the second half and we are confident of achieving full-year earnings in line with expectations.”

 Q2 2007 – Revenue Analysis
	Revenue ($M)***			Revenue (£M)
	Q2 2007	Q2 2006	% Change	Q2 2007	Q2 2006	% Change
PD
Licensing	45.3	35.9	+26%	23.2	19.9	+17%
Royalties	40.1	40.2		20.2	21.8	-7%
Total PD	85.4	76.1	+12%	43.4	41.7	+4%
PIPD
Licensing	14.0	15.8	-11%	7.1	8.7	-18%
Royalties	7.3[1]	7.9[1]	-8%	3.6[1]	4.3[1]	-16%
Total PIPD	21.3	23.7	-10%	10.7	13.0	-18%
Development Systems	14.1	12.9	+9%	7.1	7.1
Services	8.4	7.0	+20%	4.3	3.9	+10%
Total Revenue	129.2	119.7	+8%	65.5	65.7
1 Includes catch-up royalties in Q2 2007 of $0.6m (£0.3m) and in Q2 2006 of $1.1m (£0.6m).

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H1 2007 – Revenue Analysis
	Revenue ($M)***			Revenue (£M)
	H1 2007	H1 2006	% Change	H1 2007	H1 2006	% Change
PD
Licensing	82.7	65.9	+25%	42.6	37.2	+15%
Royalties	85.1	81.1[1]	+5%	43.2	45.1	-4%
Total PD	167.8	147.0	+14%	85.8	82.3	+4%
PIPD
Licensing	31.0	29.5	+5%	15.7	16.6	-5%
Royalties	15.6[2]	16.3[2]	-4%	7.9[2]	9.2[2]	-14%
Total PIPD	46.6	45.8	+2%	23.6	25.8	-9%
Development Systems	27.7	26.8	+3%	14.1	15.0	-6%
Services	16.3	13.0	+25%	8.5	7.3	+16%
Total Revenue	258.4	232.6	+11%	132.0	130.4	+1%
1 Includes catch-up royalties in H1 2006 of $2.0m (£1.1m)
2 Includes catch-up royalties in H1 2007 of $2.1m (£1.1m) and in H1 2006 of $1.7m (£1.0m).

Q2 2007 – Financial Summary
	US GAAP Normalised*			US GAAP Reported
£M	Q2 2007	Q2 2006	% Change	Q2 2007	Q2 2006
Revenue	65.5¹	65.7		65.5	65.7
Income before income tax	22.5	23.0	-2%	12.0	19.0
Operating margin	32.0%	32.2%		16.0%	18.1%
Earnings per share (pence)	1.18	1.22	-3%	0.64	1.00
Net cash generation**	10.0	1.8
Effective fx rate ($/£)	1.97	1.82
¹ Equivalent to £70.9m at Q2 2006 effective $/£ rate

H1 2007 – Financial Summary
	US GAAP Normalised*			US GAAP Reported
£M	H1 2007	H1 2006	% Change	H1 2007	H1 2006
Revenue	132.0¹	130.4	+1%	132.0	130.4
Income before income tax	44.1	47.7	-8%	24.7	35.1
Operating margin	31.1%	33.9%		16.5%	20.2%
Earnings per share (pence)	2.32	2.50	-7%	1.34	1.85
Net cash generation**	25.5	19.1
Effective fx rate ($/£)	1.96	1.78
¹ Equivalent to £144.8m at H1 2006 effective $/£ rate

Current trading and prospects
The first half of 2007 has seen very strong licensing in the Processor Division, up 25% year-on-year, which will underpin ARM’s growth in royalty revenues, both in mobile and non-mobile markets, in future periods. In the short term, royalty revenues in both PD and PIPD have been impacted by normal seasonality, the industry inventory correction and lower utilisation rates in the foundries. Despite this, group revenues have grown 11% in the first half compared to an overall industry growth rate of less than 5%.

As indicated in February, 2007 is expected to be a year of productivity enhancement and acceleration in operating leverage following a year of high investment in headcount in 2006. Normalised operating margin in Q2 2007 of 32.0% is up from 30.3% in Q1 2007 and 29.0% in Q4 2006, notwithstanding further weakening of the dollar against sterling.

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We enter the second half of 2007 with a strong order backlog and a healthy licensing sales opportunity pipeline across the business. Further, royalty revenues are expected to benefit from the generally-anticipated improvement in industry conditions in the second half as the impact of the inventory correction reduces, foundry utilisation rates increase and the momentum behind smart phone sales gathers pace. As a result, although the pace of improvement in industry conditions is uncertain, assuming the dollar/sterling exchange rate remains similar to the effective rate reported in Q2 2007, we are confident of achieving full-year earnings in line with expectations.

CONTACTS:
Fiona Laffan/Pavla Shaw	Tim Score/Bruce Beckloff
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800

* Normalised figures are based on US GAAP, adjusted for acquisition-related, share-based remuneration and restructuring charges. For reconciliation of GAAP measures to normalised non-GAAP measures detailed in this document, see notes 8.1 to 8.27.
** Before dividends and share buybacks, net cash flows from share option exercises and acquisition consideration  - see notes 8.14 to 8.18.
*** Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars.  Approximately 95% of invoicing is in dollars.
**** Each American Depositary Share (ADS) represents three shares.

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Financial review
(US GAAP unless otherwise stated)

Total revenues
Total dollar revenues in Q2 2007 were $129.2 million, up 8% on Q2 2006 and at a similar level to last quarter.  Sterling revenues of £65.5 million were flat year-on-year after an 8% weakening of the dollar against sterling ($1.97 in Q2 2007 compared to $1.82 in Q2 2006). At the Q2 2006 effective rate, Q2 2007 sterling revenues would have been £70.9 million.

Half-year dollar revenues in 2007 amounted to $258.4 million, up 11% on H1 2006.

License revenues
Total dollar license revenues in Q2 2007 grew by 15% to $59.3 million, representing 46% of group revenues, compared to $51.7 million in Q2 2006. License revenues comprised $45.3 million from PD and $14.0 million from PIPD.

Half-year dollar license revenues were up 19%, comprising 25% growth in PD and 5% growth in PIPD.

Royalty revenues
Total dollar royalty revenues in Q2 2007 were down 1% at $47.4 million, representing 37% of group revenues, compared to $48.1 million in Q2 2006. Royalties in the quarter were affected by a combination of normal seasonality, the semiconductor industry inventory correction and lower foundry utilisation levels. Royalty revenues comprised $40.1 million from PD and $7.3 million from PIPD which included $0.6 million of “catch-up” royalties. Underlying royalties of $6.7 million for PIPD were broadly flat compared to underlying royalties in Q2 2006 while overall foundry industry revenue declined by approximately 15% over the same period, indicating encouraging market share gains.

Half-year dollar royalty revenues in 2007 amounted to $100.7 million, up 3% on 2006.

Development Systems and Service revenues
Sales of development systems in Q2 2007 were up 9% to $14.1 million, representing 11% of group revenues, compared to $12.9 million in Q2 2006. Service revenues in Q2 2007 were up 20% to $8.4 million, representing 6% of group revenues, compared to $7.0 million in Q2 2006.

Half-year Development Systems revenues were $27.7 million, up 3% on 2006.  Services revenues were up by 25% to $16.3 million.

Gross margins
Gross margins in Q2 2007, excluding stock-based compensation charges of £0.3 million (see below), were 89.7% compared to 89.5% in Q1 2007 and 89.1% in Q2 2006.

Gross margins for the half year, excluding stock-based compensation charges of £0.5 million, were 89.6% compared to 89.0% in 2006.

Operating expenses and operating margin
Total operating expenses in Q2 2007 were £48.0 million (£46.4 million in Q2 2006) including amortisation of intangible assets and other acquisition-related charges of £4.8 million (Q2 2006: £5.1 million) and £4.5 million (Q2 2006: £4.0 million) in relation to stock-based compensation charges. The total stock-based compensation charges of £4.8 million in Q2 2007 are included within cost of revenues (£0.3 million), research and development (£2.8 million), sales and marketing (£0.9 million) and general and administrative (£0.8 million). In Q2 2007, the Group closed one of its smaller design centres in the US, in order to concentrate engineering activities in fewer sites, at a total cost of £0.8 million. Normalised income statements for Q2 and H1 2007 and Q2 and H1 2006 are included in

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notes 8.24 to 8.27 below which reconcile US GAAP to the normalised non-GAAP measures referred to in this earnings release.

Operating expenses (excluding acquisition-related, stock-based compensation and restructuring charges) in Q2 2007 were £37.8 million compared to £39.3 million in Q1 2007 and £37.4 million in Q2 2006. The sequential decline in operating expenses arises as the current year cost impact of the increased headcount through 2006 is more than offset by the benefits of re-balancing the group’s resources between higher and lower cost areas, general rigorous management of operating expenses and a favourable foreign exchange impact. Further, following the significant investment in headcount in 2006, headcount remained broadly flat in the first half of 2007 (see People below).

Normalised research and development expenses were £15.5 million in Q2 2007, representing 24% of revenues, compared to £16.6 million in Q1 2007 and £15.0 million in Q2 2006. Normalised sales and marketing costs in Q2 2007 were £10.5 million, being 16% of revenues, compared to £11.1 million in Q1 2007 and £9.8 million in Q2 2006. Normalised general and administrative expenses in Q2 2007 were £11.9 million, representing 18% of revenues, compared to £11.6 million in Q1 2007 and £12.6 million in Q2 2006.

Normalised operating margin in Q2 2007 was 32.0% (8.1) compared to 30.3% (8.2) in Q1 2007 and 32.2% (8.3) in Q2 2006. Operating margins in Q2 2007 were slightly lower than Q2 2006 due to the 8% weakening of the US dollar against sterling. At constant currencies, using the Q2 2006 effective rate of $1.82/£1, the operating margin for Q2 2007 would have been approximately 35%.

Total operating expenses for the first six months of 2007 were £96.0 million, including acquisition-related, stock-based compensation and restructuring charges of £9.9 million, £8.2 million and £0.8 million respectively. Excluding these charges, operating expenses for the half-year were £77.1 million, compared to £71.9 million in 2006.

Half-year normalised research and development expenses were £32.1 million in 2007, representing 24% of revenues. Half-year normalised sales and marketing expenses were £21.6 million or 16% of revenues. Total normalised general and administrative expenses were £23.5 million, representing 18% of revenues.

Normalised operating margin for the first six months of 2007 was 31.1% (8.4) versus 33.9% (8.5) for 2006. Using ARM’s 2006 half-year effective rate of $1.79, the normalised operating margin for H1 2007 would have been approximately 35%.

Earnings and taxation
Income before income tax in Q2 2007 was £12.0 million compared to £19.0 million in Q2 2006. After adjusting for acquisition-related, stock-based compensation and restructuring charges, normalised income before income tax in Q2 2007 was £22.5 million(8.6) compared to £23.0 million (8.8) in Q2 2006.  The group’s effective tax rate under US GAAP in Q2 2007 was 26%, reflecting the availability of research and development tax credits and taking into account the benefits arising from the structuring of the Artisan® acquisition.

In Q2 2007, fully diluted earnings per share prepared under US GAAP were 0.64 pence (3.87 cents per ADS****) compared to earnings per share of 1.00 pence (5.57 cents per ADS****) in Q2 2006. Normalised fully diluted earnings per share in Q2 2007 were 1.18 pence (8.19) per share (7.11 cents per ADS****) compared to 1.22 pence (8.21) (6.78 cents per ADS****) in Q2 2006.  Normalised fully diluted earnings per share in Q2 2007 using the Q2 2006 $/£ effective rate of 1.82 would have been 1.38 pence, up 13% on Q2 2006.

Balance sheet
Intangible assets at 30 June 2007 were £389.1 million, comprising goodwill of £341.0 million and other intangible assets of £48.1 million, compared to £349.2 million and £56.0 million respectively at 31 December 2006.

Total accounts receivable were £75.0 million at 30 June 2007, comprising £44.2 million of trade receivables and £30.8 million of amounts recoverable on contracts, compared to £67.0 million at 31 March 2007, comprising £39.1 million of trade receivables and £27.9 million of amounts recoverable on contracts. Days sales outstanding (DSOs) were 51 at 30 June 2007 compared to 41 at 31 March 2007.

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Cash flow, share buyback programme and interim dividend
Net cash at 30 June 2007 was £108.9 (8.11) million compared to £126.8 (8.12) million at 31 March 2007. Normalised cash generation in Q2 2007 was £10.0 million (8.14).

During the quarter, £33.6 million of cash was returned to shareholders, by way of payment of the 2006 final dividend of £8.0 million and purchase of 18.4 million own shares at a total cost of £25.6 million (up from £20.2 million in Q1 2007). It is anticipated that the buyback programme will resume after the announcement of these results.

In respect of the year to 31 December 2007, as indicated in the Company’s Q1 earnings release in April, the directors are declaring an interim dividend of 0.80 pence per share, an increase of 100% over the 2006 interim dividend of 0.40 pence per share. This interim dividend will be paid, out of the UK GAAP distributable reserves of ARM Holdings plc, on 5 October 2007 to shareholders on the register on 31 August 2007.

International Financial Reporting Standards (IFRS)
ARM reports results quarterly in accordance with US GAAP. At 30 June and 31 December each year, in addition to the US GAAP results, ARM is also required to publish results under IFRS. The operating and financial review commentary included in this release on the US GAAP numbers is for the most part applicable to the IFRS numbers and, in particular, revenues, dividends and share buybacks are recorded in the same way under both sets of accounting rules. A summary of the accounting differences between IFRS and US GAAP and reconciliations of IFRS and US GAAP profit and shareholders’ equity are set out in note 7 to the financial tables below.

Operating review

Backlog
The Group order backlog was approximately 5% lower at the end of Q2 compared to the end of Q1 but remains at historically high levels. The maturity profile of the order backlog has improved with 46% of total backlog as at the end of Q2 expected to be recognised as revenue over the next two quarters compared to 41% as at the end of Q1 2007.

PD Licensing
Q2 was a strong quarter for processor division licensing across the processor product portfolio. During the quarter 15 licenses were signed including three Cortex family licenses, four ARM11™ family licenses and one license (third in total) for the Mali™ graphics processor. Q2 licensing activity underpins further penetration of non-mobile markets as a high proportion of licensing in the quarter was for applications outside of the mobile phone market.  In the quarter two Cortex-M3 processors were licensed for use in high-volume microcontroller applications, one of which was taken by Toshiba Microelectronics, a major MCU provider. The composition of Q2 licensing also supports the increasing ARM value per consumer transaction with further licensing of the Cortex-A8 processor for high-end phone application processors and the Mali processor license for enabling additional royalties beyond the traditional microprocessor royalties.

Further in Q2 a license agreement was signed that will enable the first entry of an ARM11 family product into the ARM foundry program.  The ARM1176JZ(F)-S™ processor is now available for licensing as a single use design license, thereby enabling the licensing of the ARM11 family by a wider range of customers.

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Q2 2007 and Cumulative PD Licensing Analysis
	Multi-use			Term			Per-use				Cumulative
	U	D	N	U	D	N	U	D	N	Total	Total
ARM7™			1						2	3	151
ARM9™					2				2	4	227
ARM11	1				3					4	57
Cortex-M3	1					1				2	9
Cortex-R4											9
Cortex-A8					1					1	8
Mali			1							1	3
Other											27
									Total	15	491
U:Upgrade     D:Derivative     N: New

PD Royalties
PD units shipments in Q1 (our partners report royalties one quarter in arrears) declined 10% sequentially to 648 million units, although this was an overall increase of 17% versus Q2 2006. ARM9 shipments accounted for 40% of total units, including 17% relating to ARM926 shipments. ARM11 shipments again increased sequentially, comprising over 1% of total shipments.

Shipments were lower sequentially across a wide range of applications, reflecting the overall decline in the semiconductor industry in Q1 due to the combined effect of the inventory correction and the normal post-holiday seasonality in consumer electronics. Specific areas of weakness were in Wireless Handset related applications (Wireless Handsets, Smart Cards, and Bluetooth), PC related applications (Hard Disk Drives and Printers) and consumer electronics (Portable Media Players and Digital Television). Notwithstanding short-term industry conditions, shipments of ARM-based microcontrollers grew more than 10% sequentially and more than 140% versus Q2 2006. The embedded segment grew to over 11% of total shipments in the quarter from just over 10% in the previous quarter and just over 7% in Q2 2006. The proportion of shipments into the mobile and non-mobile segments remained consistent with shipments in Q4 at 66% and 34% of shipments, respectively.

PIPD Licensing
PIPD license revenue in Q2 2007 at $14.0 million compares to $16.9 million in Q1 2007 and $15.8 million in Q2 2006. Conversion of order backlog into revenue was lower in Q2 than in recent quarters due to a higher proportion of the physical IP engineering effort being deployed on the development of leading-edge technology. The proportion to be deployed on conversion of order backlog is expected to be higher in the second half.

A significant milestone was achieved in the quarter with the signing of the first license for 45nm ARM physical IP with a non-foundry customer. Although the customer is not a Tier 1 IDM or large fabless customer, the license demonstrates the growing market for physical IP outsourcing that ARM expects to penetrate over time. We continue to be engaged in technical and commercial discussions with a range of customers over physical IP outsourcing and are confident of achieving our long-term goal of a significant portion of the physical IP market being outsourced to ARM over time.

As we continue to accelerate the physical IP technology roadmap, two significant operational milestones were achieved in the quarter. First, we had our first tape out of a 65nm device based on ARM silicon on insulator (SOI) physical IP. The tape out was achieved through a collaboration with UMC and enables a wider customer base access to SOI technology for their future designs.  Secondly, ARM completed the first design using ARM’s 45nm physical IP incorporating an ARM1176. This represents a further important milestone in the development of our physical IP technology portfolio, as we position ARM as an attractive outsourcing option for the physical IP requirements of Tier 1 IDMs and large fabless companies.

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Q2 2007 PIPD Licensing Analysis
	Process Node (nm)	Total
Platform Licenses
Advantage™	65/90	2
Standard Cell Libraries
Classic™	90/180/250	3
Metro™	180	1
Advantage	45/65/90	3
Memory Compilers
Classic	180	1
Metro	180	4
Advantage	45/90	2
Velocity™ PHYs	90	1
Quarter Total		17
Cumulative Total		317

PIPD Royalties
Underlying PIPD royalties were strong in Q2 2007 against a backdrop of significantly lower foundry utilisation during the period.  Underlying royalties in Q2 2007 were $6.7 million, a similar level to Q2 2006, whilst overall foundry industry revenue declined approximately 15% during the same period, demonstrating the continued increasing penetration and market share gains of ARM physical IP into chip designs.

People
At 30 June 2007, ARM had 1,681 full-time employees, a net increase of 22 since the start of the year. Headcount increased by 48 in India and China and decreased by 26 in ROW, illustrating the ongoing regional re-balancing of ARM’s resources. At the end of Q2, the group had 664 employees based in the UK, 535 in the US, 178 in Continental Europe, 239 in India and 65 in the Asia Pacific region.

Legal matters
ARM is currently involved in ongoing litigation proceedings with Nazomi Communications, Inc. and Technology Properties Limited, Inc. Details are set out in the 2006 Annual Report on Form 20-F filed with the Securities and Exchange Commission on 11 April 2007. Based on independent legal advice, ARM does not expect any significant liability to arise in respect of these proceedings.

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ARM Holdings plc
Second Quarter and Six Months Results – US GAAP

	Quarter	Quarter	Six months	Six months
	ended	ended	ended	ended
	30 June	30 June	30 June	30 June
	2007	2006	2007	2006
	Unaudited	Unaudited	Unaudited	Unaudited
	£'000	£'000	£'000	£'000
Revenues
Product revenues	61,215	61,782	123,515	123,014
Service revenues	4,317	3,948	8,509	7,350
Total revenues	65,532	65,730	132,024	130,364

Cost of revenues
Product costs	(5,421)	(5,794)	(11,059)	(11,609)
Service costs	(1,636)	(1,610)	(3,226)	(3,162)
Total cost of revenues	(7,057)	(7,404)	(14,285)	(14,771)

Gross profit	58,475	58,326	117,739	115,593

Research and development	(18,460)	(17,445)	(37,457)	(34,901)
Sales and marketing	(11,430)	(10,609)	(23,336)	(20,800)
General and administrative	(12,659)	(13,309)	(25,121)	(23,918)
Restructuring costs	(814)	-	(814)	-
Amortization of intangibles purchased through business combination	(4,612)	(5,086)	(9,267)	(9,673)
Total operating expenses	(47,975)	(46,449)	(95,995)	(89,292)

Income from operations	10,500	11,877	21,744	26,301
Interest	1,520	1,819	2,977	3,492
Profit on disposal of available-for-sale investment	-	5,270	-	5,270

Income before income tax	12,020	18,966	24,721	35,063
Provision for income taxes	(3,173)	(4,770)	(6,297)	(8,907)

Net income	8,847	14,196	18,424	26,156

Earnings per share (assuming dilution)
Shares outstanding ('000)	1,374,410	1,413,212	1,376,270	1,412,330
Earnings per share – pence	0.6	1.0	1.3	1.9
Earnings per ADS (assuming dilution)
ADSs outstanding ('000)	458,137	471,071	458,757	470,777
Earnings per ADS – cents	3.9	5.6	8.1	10.3

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ARM Holdings plc
Consolidated balance sheet - US GAAP

	30 June	31 December
	2007	2006
	Unaudited	Audited
	£’000	£’000
Assets
Current assets:
Cash and cash equivalents	92,924	90,743
Short-term investments	5,273	18,600
Marketable securities	10,741	19,151
Accounts receivable, net of allowance of
£1,815,000 in 2007 and £2,556,000 in 2006	74,986	69,552
Inventory: finished goods	2,552	1,933
Income taxes receivable	5,721	5,761
Prepaid expenses and other assets	17,985	12,668
Total current assets	210,182	218,408

Deferred income taxes	14,145	9,872
Prepaid expenses and other assets	1,154	1,328
Property and equipment, net	11,892	13,970
Goodwill	340,988	349,243
Other intangible assets	48,132	56,027
Investments	3,311	3,855
Total assets	629,804	652,703

Liabilities and shareholders’ equity
Accounts payable	6,005	1,826
Income taxes payable	13,514	5,572
Personnel taxes	1,840	1,408
Accrued liabilities	25,377	33,021
Deferred revenue	32,564	31,485
Total current liabilities	79,300	73,312

Deferred income taxes	3,179	4,744
Total liabilities	82,479	78,056

Shareholders’ equity
Ordinary shares	700	695
Additional paid-in capital	461,620	446,005
Treasury stock, at cost	(88,716)	(58,245)
Retained earnings	197,228	197,874
Accumulated other comprehensive income:
Unrealized holding gain on available-for-sale securities, net of tax asset of £393,000 (2006: £231,000)	19	394
Cumulative translation adjustment	(23,526)	(12,076)
Total shareholders’ equity	547,325	574,647

Total liabilities and shareholders’ equity	629,804	652,703

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ARM Holdings plc
Consolidated income statement - IFRS

	Six months	Six months	Year
	ended	ended	ended
	30 June	30 June	31 December
	2007	2006	2006
	Unaudited	Unaudited	Audited
	£’000	£’000	£’000
		(restated)	(restated)
Revenues
Product revenues	123,515	123,014	247,194
Service revenues	8,509	7,350	16,060
Total revenues	132,024	130,364	263,254

Cost of revenues
Product costs	(11,059)	(11,609)	(24,156)
Service costs (see note 2)	(3,282)	(3,145)	(6,721)
Total cost of revenues	(14,341)	(14,754)	(30,877)

Gross profit	117,683	115,610	232,377

Operating expenses
Research and development (see note 2)	(42,944)	(39,185)	(84,884)
Sales and marketing (see note 2)	(27,845)	(25,378)	(53,291)
General and administrative (see note 2)	(26,013)	(24,116)	(50,224)
Profit on disposal of available-for-sale security	-	5,270	5,270
Total net operating expenses	(96,802)	(83,409)	(183,129)

Profit from operations	20,881	32,201	49,248
Investment income	2,977	3,492	6,758

Profit before tax	23,858	35,693	56,006
Tax	(6,452)*	(11,060)	(7,850)

Profit for the period	17,406	24,633	48,156

Dividends
- final 2005 paid at 0.5 pence per share	-	6,918	6,918
- interim 2006 paid at 0.4 pence per share	-	-	5,449
- final 2006 paid at 0.6 pence per share	8,013	-	-
- interim 2007 proposed at 0.8 pence per share	10,615	-	-

Earnings per share
Basic and diluted earnings	17,406	24,633	48,156

Number of shares (‘000)
Basic weighted average number of shares	1,334,892	1,377,117	1,366,816
Effect of dilutive securities: Share options	33,882	33,777	35,145
Diluted weighted average number of shares	1,368,774	1,410,894	1,401,961

Basic EPS	1.3p	1.8p	3.5p
Diluted EPS	1.3p	1.7p	3.4p

All activities relate to continuing operations.
All of the profit for the period is attributable to the equity shareholders of the parent.
* Tax comprises £7,135,000 of UK taxation and a credit of £683,000 of overseas taxation.

11 of 25

ARM Holdings plc
Consolidated balance sheet - IFRS

	30 June	30 June	31 December
	2007	2006	2006
	Unaudited	Unaudited	Audited
	£’000	£’000	£’000
		(restated)	(restated)
Assets
Current assets:
Cash and cash equivalents	92,924	95,381	90,743
Financial assets: Short-term investments	5,273	34,976	18,600
Short-term marketable securities	10,741	18,449	19,151
Fair value of currency exchange contracts	512	530	439
Accounts receivable	74,986	72,049	69,552
Prepaid expenses and other assets	17,473	17,571	12,229
Current tax assets	5,721	-	5,761
Inventories: finished goods	2,552	1,939	1,933
Total current assets	210,182	240,895	218,408

Non-current assets:
Financial assets: Available-for-sale investments	3,311	3,578	3,855
Prepaid expenses and other assets	1,154	1,501	1,328
Property, plant and equipment	8,765	9,320	10,296
Goodwill	418,155	449,041	428,366
Other intangible assets	53,908	72,696	62,913
Deferred tax assets	22,377	12,064	20,279
Total non-current assets	507,670	548,200	527,037

Total assets	717,852	789,095	745,445

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	6,005	3,718	1,826
Current tax liabilities	13,514	13,897	5,572
Accrued and other liabilities	30,001	30,642	39,586
Deferred revenue	32,564	28,347	31,485
Total current liabilities	82,084	76,604	78,469

Net current assets	128,098	164,291	139,939

Non-current liabilities:
Deferred tax liabilities	3,181	6,102	6,050
Total liabilities	85,265	82,706	84,519

Net assets	632,587	706,389	660,926

Capital and reserves attributable to equity holders of the Company
Share capital	700	694	695
Share premium account	454,699	447,901	449,195
Share option reserve	61,474	61,474	61,474
Retained earnings	141,419	173,391	161,453
Revaluation reserve	(945)	(734)	(544)
Cumulative translation adjustment	(24,760)	23,663	(11,347)
Total equity	632,587	706,389	660,926

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ARM Holdings plc
Consolidated cash flow statement - IFRS

	Six months	Six months	Year
	ended	ended	ended
	30 June	30 June	31 December
	2007	2006	2006
	Unaudited	Unaudited	Audited
	£’000	£’000	£’000
		(restated)	(restated)
Operating activities
Profit from operations	20,881	32,201	49,248
Depreciation and amortisation of tangible and intangible assets	13,675	13,165	26,726
Profit on disposal of available-for-sale security	-	(5,270)	(5,270)
Loss on disposal of property, plant and equipment	353	64	63
Compensation charge in respect of share-based payments	8,611	7,496	17,437
Provision for doubtful debts	265	66	932
Provision for obsolescence of inventory	69	-	65
Changes in working capital:
Accounts receivable	(6,830)	(16,414)	(18,986)
Inventories	(688)	(449)	(508)
Prepaid expenses and other assets	(3,571)	(1,674)	1,015
Fair value of currency exchange contracts	(73)	(2,238)	(2,147)
Accounts payable	4,179	1,467	(672)
Deferred revenue	1,072	7,993	11,071
Accrued and other liabilities	(7,400)	1,107	5,373

Cash generated by operations before tax	30,543	37,514	84,347
Income taxes paid	(3,519)	(10,763)	(21,147)

Net cash from operating activities	27,024	26,751	63,200

Investing activities
Interest received	3,041	3,250	6,636
Purchases of property, plant and equipment	(1,680)	(3,471)	(7,189)
Proceeds on disposal of property, plant and equipment	-	19	31
Purchases of other intangible assets	(1,557)	(827)	(1,370)
Purchases of available-for-sale investments	-	(165)	(165)
Proceeds on disposal of available-for-sale investments	-	5,567	5,567
(Purchase) / maturity of short-term investments	21,737	(20,600)	(4,926)
Purchases of subsidiaries, net of cash acquired	(3,307)	(13,949)	(17,270)

Net cash from / (used in) investing activities	18,234	(30,176)	(18,686)

Financing activities
Issue of shares	5,509	811	2,106
Proceeds received on issuance of shares from treasury	6,486	12,348	15,754
Purchase of own shares	(45,736)	(29,086)	(76,519)
Dividends paid to shareholders	(8,013)	(6,918)	(12,367)

Net cash used in financing activities	(41,754)	(22,845)	(71,026)

Net increase / (decrease) in cash and cash equivalents	3,504	(26,270)	(26,512)
Cash and cash equivalents at beginning of period	90,743	128,077	128,077
Effect of foreign exchange rate changes	(1,323)	(6,426)	(10,822)
Cash and cash equivalents at end of period	92,924	95,381	90,743

13 of 25

Notes to the Financial Information
(1) Basis of preparation
US GAAP
The financial information prepared in accordance with the Company’s US GAAP accounting policies comprises the consolidated balance sheets as of 30 June 2007 and 31 December 2006 and related income statements for the periods then ended, together with related notes.  In preparing this financial information management has used the principal accounting policies as set out in the Company’s annual financial statements and Form 20-F for the year ended 31 December 2006, except in relation to accounting for sabbatical leave following the adoption of EITF 06-2 on 1 January 2007, whereby the related costs are now accrued over the requisite service period.

International Financial Reporting Standards
The financial information prepared in accordance with the Group's IFRS accounting policies comprises the consolidated balance sheets as of 30 June 2007, 30 June 2006 and 31 December 2006 and related consolidated statements of income and cash flows for the periods then ended, together with related notes.  This financial information has been prepared in accordance with the Listing Rules of the Financial Services Authority.  In preparing this financial information management has used the principal accounting policies as set out in the Group’s annual financial statements for the year ended 31 December 2006. The 2006 results have been restated to harmonize the Group’s treatment of accounting for provisions for sabbatical leave under IFRS and US GAAP following the adoption of EITF 06-2 under US GAAP (as previously no provision for sabbatical leave had been made under IFRS). This has resulted in shareholders’ equity at 31 December 2006 being reduced by £2.3 million and the profit for the year ended 31 December 2006 reducing by £0.4 million. The impact on the six months ended 30 June 2007 is a reduction in profit for the period of £0.3 million and a corresponding reduction in shareholders’ equity.  The Group has chosen not to adopt IAS 34, 'Interim financial statements', in preparing its 2007 interim statements and, therefore, this interim financial information is not in compliance with IFRS.

(2) Stock-based compensation charges and acquisition-related expenses
Included within the US GAAP income statement for the quarter ended 30 June 2007 are stock-based compensation charges of £4.8 million:  £0.3 million in cost of revenues, £2.8 million in research and development costs, £0.9 million in sales and marketing costs and £0.8 million in general and administrative costs.

Included within the IFRS income statement for the six months ended 30 June 2007 are total share-based payment costs of £9.2 million (six months ended 30 June 2006: £7.5 million; year ended 31 December 2006: £17.4 million), allocated £0.5 million (30 June 2006: £0.5 million; 31 December 2006: £1.0 million) in cost of revenues, £5.4 million (30 June 2006: £4.3 million; 31 December 2006: £10.1 million) in research and development costs, £1.8 million (30 June 2006: £1.5 million; 31 December 2006: £3.5 million) in sales and marketing costs and £1.5 million (30 June 2006: £1.2 million; 31 December 2006: £2.8 million) in general and administrative costs.

Also included within IFRS operating costs for the six months ended 30 June 2007 is amortization of intangibles of £9.8 million (six months ended 30 June 2006: £9.5 million; year ended 31 December 2006: £19.3 million), allocated £5.1 million (30 June 2006: £4.5 million; 31 December 2006: £9.5 million) in research and development costs, £4.4 million (30 June 2006: £4.7 million; 31 December 2006: £9.1 million) in sales and marketing costs and £0.3 million (30 June 2006: £0.3 million; 31 December 2006: £0.7 million) in general and administrative costs.

 (3) Accounts receivable
Included within accounts receivable at 30 June 2007 are £30.8 million (31 March 2007: £27.9 million; 31 December 2006: £23.8 million) of amounts recoverable on contracts.

 (4) Consolidated statement of changes in shareholders’ equity (US GAAP)

		Additional			Unrealized	Cumulative
	Share	paid-in	Treasury	Retained	holding	translation
	capital	capital	stock	earnings	gain	adjustment	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000

At 1 January 2007	695	446,005	(58,245)	197,874	394	(12,076)	574,647
Shares issued on exercise of options	5	5,504	-	-	-	-	5,509
Net income	-	-	-	18,424	-	-	18,424
Dividends	-	-	-	(8,013)	-	-	(8,013)
Cumulative effect as a result of adopting
EITF 06-2, net of tax*	-	-	-	(2,278)	-	-	(2,278)
Tax effect of option exercises	-	740	-	-	-	-	740
Amortization of deferred compensation	-	7,975	-	-	-	-	7,975
Conversion of liability award to equity award	-	1,396	-	-	-	-	1,396
Issuance of shares from treasury	-	-	15,265	(8,779)	-	-	6,486
Purchase of own shares	-	-	(45,736)	-	-	-	(45,736)
Other comprehensive income:
Unrealized holding losses on
available-for-sale securities (net of tax
benefit of £162,000)	-	-	-	-	(375)	-	(375)
Currency translation adjustment	-	-	-	-	-	(11,450)	(11,450)
At 30 June 2007	700	461,620	(88,716)	197,228	19	(23,526)	547,325

* In accordance with EITF 06-2, the cumulative provision for employee sabbatical leave as at 1 January 2007 is charged directly to retained earnings

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(5) Consolidated statement of comprehensive income (US GAAP)

	Q2 2007	Q1 2007	Q2 2006	H1 2007	H1 2006
	£’000	£’000	£’000	£’000	£’000

Net income	8,847	9,577	14,196	18,424	26,156
Realized gain on available-for-sale security, net of tax	-	-	-	-	(2,375)
Unrealized holding losses on available-for-sale security, net of tax	(145)	(230)	95	(375)	(1,280)
Currency translation adjustment	(10,523)	(927)	(31,894)	(11,450)	(37,789)
Total comprehensive income / (loss)	(1,821)	8,420	(17,603)	6,599	(15,288)

(6) Consolidated statement of changes in shareholders’ equity (IFRS)

		Share	Share		Reval-	Cumulative
	Share	premium	option	Retained	-uation	translation
	capital	account	reserve	earnings	reserve	adjustment	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000

At 1 January 2007 (as reported)	695	449,195	61,474	163,731	(544)	(11,347)	663,204
Restatement	-	-	-	(2,278)	-	-	(2,278)
At 1 January 2007 (as restated)	695	449,195	61,474	161,453	(544)	(11,347)	660,926
Dividends	-	-	-	(8,013)	-	-	(8,013)
Movement on tax arising on share options	-	-	-	1,212	-	-	1,212
Purchase of own shares	-	-	-	(37,593)	-	-	(37,593)
Appropriation for future cancellation of shares	-	-	-	(8,143)	-	-	(8,143)
Proceeds from sale of own shares	-	-	-	6,486	-	-	6,486
Unrealised holding losses on available-for-sale
investments (net of deferred tax of £162,000)	-	-	-	-	(401)	-	(401)
Currency translation adjustment	-	-	-	-	-	(13,413)	(13,413)
Total expense recognized directly in equity
in 2007	-	-	-	(46,051)	(401)	(13,413)	(59,865)
Shares issued on exercise of options	5	5,504	-	-	-	-	5,509
Profit for the period	-	-	-	17,406	-	-	17,406
Credit in respect of employee share schemes	-	-	-	8,611	-	-	8,611
At 30 June 2007	700	454,699	61,474	141,419	(945)	(24,760)	632,587

(7) Summary of significant differences between US GAAP and IFRS

Goodwill Under both IFRS and US GAAP, goodwill is not subject to amortisation, but is tested at least annually for impairment.  As permitted by IFRS 1, the Company’s goodwill under IFRS has been frozen at the amount recorded under UK GAAP as at 1 January 2004.  Under US GAAP, following the provisions of SFAS 142, “Goodwill and other intangible assets”, the carrying value of goodwill was frozen at the amount recorded under previous US GAAP as at 1 January 2002.  Under both previous US GAAP and UK GAAP, goodwill was amortised over its useful economic life.  Thus, while ongoing accounting policies in respect of goodwill are similar under US GAAP and IFRS, the difference in the dates of transition means that different amounts of goodwill are recorded.

Under US GAAP, certain costs to be incurred on restructuring on business combination are treated as a fair value adjustment in the balance sheet acquired. Under IFRS, these costs are expensed post-acquisition. Additionally, under US GAAP, tax benefits arising from the exercise of options issued as part of the consideration for a business combination become a deduction to goodwill, only to the extent that those benefits do not exceed the fair value of the consideration relating to those options at the appropriate tax rate.  Any excess tax benefits are a deduction to equity. Under IFRS, the full tax benefit is a deduction to equity.

Where provisional assessments of the fair values of assets and liabilities acquired on acquisition are refined, adjustments to fair values are recorded as prior year adjustments to goodwill under IFRS. Under US GAAP, such revisions are recorded as amendments to goodwill in the subsequent year.

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Recognition and amortisation of intangibles The Company has taken advantage of the exemption under IFRS 1 not to apply IFRS retrospectively to business combinations occurring before 1 January 2004. This means that for business combinations occurring before this date, the previously reported UK GAAP treatment has continued to be followed.  Under previous UK GAAP, intangible assets were recognised separately from goodwill only where they could be sold separately without disposing of a business of the entity.  This separability criterion does not apply under either IFRS or US GAAP.  Thus, a number of intangible assets which are required to be recognised separately from goodwill under both IFRS 3 and SFAS 142, were subsumed within goodwill under UK GAAP. Under both US GAAP and IFRS, such intangible assets are amortised over their useful economic lives.  Except in relation to in-process research and development (see below), there is no difference in accounting policy for intangible assets recognised as a result of business combinations entered into after 1 January 2004.

In-process research and development Under IFRS, in-process research and development projects purchased as part of a business combination may meet the criteria set out in IAS 38, “Intangible assets”, for recognition as intangible assets other than goodwill and are amortised over their useful economic lives commencing when the asset is brought into use. Under US GAAP, in-process research and development is immediately written-off to the income statement. This accounting policy difference gives rise to an associated difference in deferred tax.

Valuation of consideration on business combination Under both IFRS and US GAAP, the fair value of consideration in a business combination includes the fair value of both equity issued and any share options granted as part of that combination. Under IFRS, any equity issued is valued at the fair value as of the date of exchange, whilst under US GAAP, the equity is valued at the date the terms of the combination were agreed to and announced.  For options, under US GAAP, the fair value is based upon the total number of options granted, both vested and unvested, whilst under IFRS the fair value only includes those that have vested, together with a pro-rata value for partially vested options.  Furthermore, where there is contingent consideration for an acquisition, under IFRS this is recognized as part of the purchase consideration if the contingent conditions are expected to be satisfied, whilst under US GAAP it is only recognised if the conditions have actually been met, other than to the extent necessary to eliminate any potential negative goodwill under US GAAP.

Deferred compensation Under US GAAP, the intrinsic value of unvested stock options issued by an acquirer as part of a business combination in exchange for unvested share options of the acquiree is recorded as a debit balance within shareholders’ funds. This amount is charged to the profit and loss account over the vesting period of the share options in accordance with FIN 28. Under IFRS, no such adjustment to shareholders’ funds is made on acquisition. Following the adoption of FAS No. 123 (revised 2004) (FAS 123(R)), “Share-based payment”, the unamortised balance has been transferred to additional paid-in capital.

Compensation charge in respect of share-based payments The Company issues equity-settled share-based payments to certain employees. In accordance with IFRS 2, equity-settled share-based payments are measured at fair value at the date of grant, using the Black-Scholes pricing model. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of the number of shares that will eventually vest. Under US GAAP, the Company is required, effective as of 1 January 2006, to adopt FAS 123(R). FAS 123(R) requires the Company to expense share-based payments, including employee stock-options, based on their fair value. The Company has elected to utilize the “modified prospective” method of adoption, such that compensation cost is recognized beginning with the effective date (i) based on the requirements of FAS 123(R) for all share-based payments granted after the effective date and (ii) based on the requirements of FAS 123(R) for all awards granted to employees prior to the effective date of FAS 123(R) that remain unvested on the effective date.

Some awards made by the Company are liability-classified awards under FAS123(R) as either: (i) there is an obligation to settle a fixed monetary amount in a variable number of shares; or (ii) the award is indexed to a factor other than performance, market or service condition. The fair value of these awards is remeasured at each period end until the award has vested. Once the award has vested, or for (i) above when number of shares becomes fixed, the award becomes equity-classified.

Deferred tax on UK and US share options In the US and the UK, the Company is entitled to a tax deduction for the amount treated as employee compensation under US and UK tax rules on exercise of certain employee share options. The compensation is equivalent to the difference between the option exercise price and the fair market value of the shares at the date of exercise.

Under IFRS, deferred tax assets are recognised and are calculated by comparing the estimated amount of tax deduction to be obtained in the future (based on the Company’s share price at the balance sheet date) with the cumulative amount of the compensation expense recorded in the income statement. If the amount of estimated future tax deduction exceeds the cumulative amount of the remuneration expense at the statutory tax rate, the excess is recorded directly in equity, against the profit and loss reserve. In accordance with the transitional provisions of IFRS 2, no compensation charge is recorded in respect of options granted before 7 November 2002 or in respect of those options which have been exercised or have lapsed before 31 December 2004. Nevertheless, tax deductions have arisen and will continue to arise on these options. The tax effects arising in relation to these options are recorded directly in equity, against retained earnings.

Under US GAAP, deferred tax assets are recognised by multiplying the compensation expense recorded by the prevailing tax rate in the relevant tax jurisdiction. Where, on exercise of the relevant option, the tax benefit obtained exceeds the deferred tax asset in relation to the relevant options, the excess is recorded in additional paid-in capital. Where the tax benefit is less than the deferred tax asset, the write-down of the deferred tax asset is recorded against additional paid-in capital to the extent of previous excess tax benefits recorded in this account, with any remainder recorded in the income statement.

Employer taxes on share-based remuneration Under IFRS, employer’s taxes that are payable on the exercise or vesting of share-based remuneration are provided for over the vesting period of the related option or award. Under US GAAP, such taxes are accounted for when the option or award is exercised or vests respectively.

Accrued legal costs Under IFRS, future legal fees that the Company is expecting to incur on current cases are accrued when the obligating event giving rise to the legal costs has occurred. Under US GAAP, such costs are charged to the income statement in the period in which the costs are incurred.

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Enactment of tax rate changes Under IFRS, when a change in statutory corporate tax rate occurs, the impact on deferred tax balances which are expected to reverse after the rate has changed is accounted for when the change has been substantially enacted. Under US GAAP, the impact is accounted for once the rate change has been fully enacted.

Sabbatical leave The Company has adopted EITF 06-2 from 1 January 2007 in accounting for its provisions for employee sabbatical leave.  To harmonize the accounting treatment under both GAAPs, the Company has also provided for sabbatical leave under IFRS. EITF 06-2 requires the opening provision at the beginning of the year to be charged directly to reserves, whilst under IFRS, the prior year results have been restated.

Reconciliation of IFRS profit to US GAAP net income	Six months	Six months	Year
	ended	ended	ended
	30 June	30 June	31 December
	2007	2006	2006
	Unaudited	Unaudited	Audited
	£’000	£’000	£’000
		(restated)	(restated)

Profit for financial period as reported under IFRS	17,406	24,633	48,156
Adjustments for:
Amortisation of intangibles	491	398	914
Write-off of in-process research and development	-	(540)	(595)
Deduct : US GAAP compensation charge in respect of all share-based payments	(8,504)	(8,211)	(21,787)
Add: IFRS compensation charge in respect of all share-based payments	8,611	7,496	17,437
Employer’s taxes on share-based remuneration	620	(2)	8
Provision for legal costs, net of tax	(238)	-	715
Foreign exchange on contingent consideration	(14)	(97)	(104)
Provision for sabbatical leave, net of tax	-	216	432
Tax on UK and US share options	(851)	-	(2,204)
Tax difference on amortisation of intangibles	(203)	(165)	(378)
Tax difference on share-based remuneration	709	2,428	2,569
Other tax differences based on enacted rates	397	-	-
Net income as reported under US GAAP	18,424	26,156	45,163

Reconciliation of shareholders’ equity from IFRS	30 June	30 June	31 December
to US GAAP	2007	2006	2006
	Unaudited	Unaudited	Audited
	£’000	£’000	£’000
		(restated)	(restated)

Shareholders’ equity as reported under IFRS	632,587	706,389	660,926
Adjustments for:
Employer’s taxes on share-based remuneration	658	28	38
Utilisation of restructuring provision	1,368	1,368	1,368
Provision for legal costs, net of tax	477	-	715
Liability-classified share awards	(1,549)	-	(2,416)
Provision for sabbatical leave, net of tax	-	2,062	2,278
Cumulative difference on amortisation of goodwill	2,713	2,713	2,713
Cumulative difference on amortisation of intangibles	1,846	840	1,355
Cumulative write-off of in-process research and development	(4,692)	(4,637)	(4,692)
Cumulative difference on deferred tax	(616)	(429)	(642)
Valuation of equity consideration on acquisition	(82,435)	(82,435)	(82,435)
Valuation of option consideration on acquisition	17,476	17,476	17,476
Deferred compensation on acquisition	(9,579)	(9,579)	(9,579)
Deferred tax on share-based payments	(9,331)	(4,307)	(8,911)
Portion of tax benefit arising on exercise of options issued on acquisition taken to goodwill under US GAAP	(4,844)	(4,844)	(4,844)
Foreign exchange on valuation of intangible assets and deferred tax	3,322	(3,312)	1,358
Foreign exchange on valuation of contingent consideration	(76)	(57)	(61)

Shareholders’ equity as reported under US GAAP	547,325	621,276	574,647

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Reconciliation of goodwill from IFRS to US GAAP	30 June	30 June	31 December
	2007	2006	2006
	Unaudited	Unaudited	Audited
	£’000	£’000	£’000

Goodwill as reported under IFRS	418,155	449,041	428,366
Adjustments for:
Valuation of restructuring provision on acquisition	1,235	1,235	1,235
Cumulative difference on amortisation of goodwill	2,713	2,713	2,713
Cumulative write-off of in-process research and development	(150)	(150)	(150)
Separately identifiable intangible assets	(302)	(302)	(302)
Deferred tax on capitalised in-process research and development	(1,570)	(1,570)	(1,570)
Portion of tax benefit arising on exercise of options issued on acquisition taken to goodwill under US GAAP	(4,248)	(4,248)	(4,248)
Valuation of equity consideration on acquisition	(82,435)	(82,435)	(82,435)
Valuation of option consideration on acquisition	17,476	17,476	17,476
Deferred compensation on acquisition	(9,579)	(9,579)	(9,579)
Contingent consideration	(3,088)	(1,864)	(3,117)
Foreign exchange on revaluation of goodwill	2,781	(3,685)	854

Goodwill as reported under US GAAP	340,988	366,632	349,243

 (8) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the US GAAP measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude acquisition-related charges, stock-based compensation and restructuring charges and profit on disposal of available-for-sale investments. All figures in £’000 unless otherwise stated.

	(8.1)	(8.2)	(8.3)	(8.4)	(8.5)
	Q2 2007	Q1 2007	Q2 2006	1H 2007	1H 2006

Income from operations (US GAAP)	10,500	11,244	11,877	21,744	26,301
Restructuring costs	814	-	-	814	-
Acquisition-related charge – amortization of intangibles	4,612	4,655	5,086	9,267	9,673
Acquisition-related charge – other payments	209	397	-	606	-
Stock-based compensation and related payroll taxes	4,807	3,872	4,223	8,679	8,211
Normalised income from operations	20,942	20,168	21,186	41,110	44,185
As % of revenue	32.0%	30.3%	32.2%	31.1%	33.9%

	(8.6)	(8.7)	(8.8)	(8.9)	(8.10)
	Q2 2007	Q1 2007	Q2 2006	1H 2007	1H 2006

Income before income tax (US GAAP)	12,020	12,701	18,966	24,721	35,063
Restructuring costs	814	-	-	814	-
Acquisition-related charge – amortization of intangibles	4,612	4,655	5,086	9,267	9,673
Acquisition-related charge – other payments	209	397	-	606	-
Stock-based compensation and related payroll taxes	4,807	3,872	4,223	8,679	8,211
Profit on sale of available-for-sale investment	-	-	(5,270)	-	(5,270)
Normalised income before income tax	22,462	21,625	23,005	44,087	47,677

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			(8.11)	(8.12)	(8.13)
			30 June	31 March	31 December
			2007	2007	2006

Cash and cash equivalents			92,924	92,595	90,743
Short-term investments			5,273	19,069	18,600
Short-term marketable securities			10,741	15,117	19,151
Normalised cash			108,938	126,781	128,494

	(8.14)	(8.15)	(8.16)	(8.17)	(8.18)
	Q2 2007	Q1 2007	Q2 2006	1H 2007	1H 2006

Normalised cash at end of period (as above)	108,938	126,781	148,806	108,938	148,806
Less: Normalised cash at beginning of period	(126,781)	(128,494)	(182,282)	(128,494)	(160,902)
Add back: Cash outflow from acquisitions (net of cash acquired)	689	2,618	13,949	3,307	13,949
Add back: Cash outflow from payment of dividends	8,013	-	6,918	8,013	6,918
Add back: Cash outflow from purchase of own shares	25,577	20,159	22,129	45,736	29,086
Less: Cash inflow from exercise of share options	(6,486)	(5,509)	(2,152)	(11,995)	(13,159)
Less: Cash inflow from sale of available-for-sale investments	-	-	(5,567)	-	(5,567)
Normalised cash generation	9,950	15,555	1,801	25,505	19,131

	(8.19)	(8.20)	(8.21)	(8.22)	(8.23)
	Q2 2007	Q1 2007	Q2 2006	1H 2007	1H 2006

Net income (US GAAP)	8,847	9,577	14,196	18,424	26,156
Restructuring costs	814	-	-	814	-
Acquisition-related charge – amortization of intangibles	4,612	4,655	5,086	9,267	9,673
Acquisition-related charge – other payments	209	397	-	606	-
Stock-based compensation and related payroll taxes	4,807	3,872	4,223	8,679	8,211
Profit on sale of available-for-sale investment	-	-	(5,270)	-	(5,270)
Estimated tax impact of above charges	(3,058)	(2,849)	(972)	(5,907)	(3,436)
Normalised net income	16,231	15,652	17,263	31,883	35,334
Dilutive shares (‘000)	1,374,410	1,377,589	1,413,212	1,376,270	1,412,330
Normalised diluted EPS	1.18p	1.14p	1.22p	2.32p	2.50p

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(8.24) Normalised income statement for Q2 2007

	Normalised	Stock- based compensa- tion	Intangible amortisa- tion	Other acquisition related charges	Restruct- uring charges	US GAAP
	£'000	£'000	£'000	£'000	£'000	£'000
Revenues
Product revenues	61,215	-	-	-	-	61,215
Service revenues	4,317	-	-	-	-	4,317
Total revenues	65,532	-	-	-	-	65,532

Cost of revenues
Product costs	(5,421)	-	-	-	-	(5,421)
Service costs	(1,351)	(285)	-	-	-	(1,636)
Total cost of revenues	(6,772)	(285)	-	-	-	(7,057)

Gross profit	58,760	(285)	-	-	-	58,475

Research and development	(15,469)	(2,796)	-	(195)	-	(18,460)
Sales and marketing	(10,472)	(958)	-	-	-	(11,430)
General and administrative	(11,877)	(768)	-	(14)	-	(12,659)
Restructuring costs	-	-	-	-	(814)	(814)
Amortization of intangibles purchased through business combination	-	-	(4,612)	-	-	(4,612)
Total operating expenses	(37,818)	(4,522)	(4,612)	(209)	(814)	(47,975)

Income from operations	20,942	(4,807)	(4,612)	(209)	(814)	10,500
Interest	1,520	-	-	-	-	1,520

Income before income tax	22,462	(4,807)	(4,612)	(209)	(814)	12,020
Provision for income taxes	(6,231)	887	1,778	68	325	(3,173)

Net income	16,231	(3,920)	(2,834)	(141)	(489)	8,847

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,374,410					1,374,410
Earnings per share – pence	1.18					0.64
Earnings per ADS (assuming dilution)
ADSs outstanding (‘000)	458,137					458,137
Earnings per ADS – cents	7.11					3.87

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(8.25) Normalised income statement for Q2 2006

	Normalised	Stock- based compensa- tion	Intangible amortisa- tion	Investment disposal	US GAAP
	£’000	£’000	£’000	£’000	£’000
Revenues
Product revenues	61,782	-	-	-	61,782
Service revenues	3,948	-	-	-	3,948
Total revenues	65,730	-	-	-	65,730

Cost of revenues
Product costs	(5,794)	-	-	-	(5,794)
Service costs	(1,356)	(254)	-	-	(1,610)
Total cost of revenues	(7,150)	(254)	-	-	(7,404)

Gross profit	58,580	(254)	-	-	58,326

Research and development	(14,996)	(2,449)	-	-	(17,445)
Sales and marketing	(9,765)	(844)	-	-	(10,609)
General and administrative	(12,633)	(676)	-	-	(13,309)
Amortization of intangibles purchased through business combination	-	-	(5,086)	-	(5,086)
Total operating expenses	(37,394)	(3,969)	(5,086)	-	(46,449)

Income from operations	21,186	(4,223)	(5,086)	-	11,877
Interest	1,819	-	-	-	1,819
Profit on disposal of available-for-sale investment	-	-	-	5,270	5,270

Income before income tax	23,005	(4,223)	(5,086)	5,270	18,966
Provision for income taxes	(5,742)	645	1,790	(1,463)	(4,770)

Net income	17,263	(3,578)	(3,296)	3,807	14,196

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,413,212				1,413,212
Earnings per share – pence	1.22				1.00
Earnings per ADS (assuming dilution)
ADSs outstanding (‘000)	471,071				471,071
Earnings per ADS – cents	6.78				5.57

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 (8.26) Normalised income statement for 1H 2007

	Normalised	Stock- based compens- ation	Intangible amortisa- tion	Other acquisition related charges	Restruct- -uring charges	US GAAP
	£’000	£’000	£’000	£’000	£’000	£’000
Revenues
Product revenues	123,515	-	-	-	-	123,515
Service revenues	8,509	-	-	-	-	8,509
Total revenues	132,024	-	-	-	-	132,024

Cost of revenues
Product costs	(11,059)	-	-	-	-	(11,059)
Service costs	(2,709)	(517)	-	-	-	(3,226)
Total cost of revenues	(13,768)	(517)	-	-	-	(14,285)

Gross profit	118,256	(517)	-	-	-	117,739

Research and development	(32,058)	(5,042)	-	(357)	-	(37,457)
Sales and marketing	(21,604)	(1,732)	-	-	-	(23,336)
General and administrative	(23,484)	(1,388)	-	(249)	-	(25,121)
Restructuring costs	-	-	-	-	(814)	(814)
Amortization of intangibles purchased through business combination	-	-	(9,267)	-	-	(9,267)
Total operating expenses	(77,146)	(8,162)	(9,267)	(606)	(814)	(95,995)

Income from operations	41,110	(8,679)	(9,267)	(606)	(814)	21,744
Interest	2,977	-	-	-	-	2,977

Income before income tax	44,087	(8,679)	(9,267)	(606)	(814)	24,721
Provision for income taxes	(12,204)	1,824	3,574	184	325	(6,297)

Net income	31,883	(6,855)	(5,693)	(422)	(489)	18,424

Earnings per share (assuming dilution)
Shares outstanding ('000)	1,376,270					1,376,270
Earnings per share – pence	2.32					1.34
Earnings per ADS (assuming dilution)
ADSs outstanding ('000)	458,757					458,757
Earnings per ADS – cents	13.94					8.06

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(8.27) Normalised income statement for 1H 2006

	Normalised	Stock- based compens- ation	Intangible amortisa- tion	Investment disposal	US GAAP
	£'000	£'000	£'000	£'000	£'000
Revenues
Product revenues	123,014	-	-	-	123,014
Service revenues	7,350	-	-	-	7,350
Total revenues	130,364	-	-	-	130,364

Cost of revenues
Product costs	(11,609)	-	-	-	(11,609)
Service costs	(2,669)	(493)	-	-	(3,162)
Total cost of revenues	(14,278)	(493)	-	-	(14,771)

Gross profit	116,086	(493)	-	-	115,593

Research and development	(30,139)	(4,762)	-	-	(34,901)
Sales and marketing	(19,158)	(1,642)	-	-	(20,800)
General and administrative	(22,604)	(1,314)	-	-	(23,918)
Amortization of intangibles purchased through business combination	-	-	(9,673)	-	(9,673)
Total operating expenses	(71,901)	(7,718)	(9,673)	-	(89,292)

Income from operations	44,185	(8,211)	(9,673)	-	26,301
Interest	3,492	-	-	-	3,492
Profit on disposal of available-for-sale investment	-	-	-	5,270	5,270

Income before income tax	47,677	(8,211)	(9,673)	5,270	35,063
Provision for income taxes	(12,343)	1,288	3,611	(1,463)	(8,907)

Net income	35,334	(6,923)	(6,062)	3,807	26,156

Earnings per share (assuming dilution)
Shares outstanding ('000)	1,412,330				1,412,330
Earnings per share – pence	2.50				1.85
Earnings per ADS (assuming dilution)
ADSs outstanding ('000)	470,777				470,777
Earnings per ADS – cents	13.88				10.28

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Independent review report to ARM Holdings plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2007 which comprise the IFRS consolidated interim balance sheet as at 30 June 2007 and the related IFRS consolidated interim statements of income and cash flows for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in Note 1.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

PricewaterhouseCoopers LLP
Chartered Accountants
London
26 July 2007

Notes:

(a) The maintenance and integrity of the ARM Holdings plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

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Note

The results shown for Q2 2007, Q1 2007, Q2 2006, H1 2007 and H1 2006 are unaudited. The results shown for FY 2006 are audited. The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240(3) of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended 31 December 2006, upon which the Company’s auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act, have been delivered to the Registrar of Companies.

Except for changes in accounting policy on the adoption of new accounting standards, as disclosed, the results for ARM for Q2 2007 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the US GAAP financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2006 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2006.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses.When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realise the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2006 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademaks of ARM Limited. ARM7, ARM9, ARM926EJ-S, ARM11, ARM1176JZ(F)-S, Cortex, Mali, Advantage, Classic, Velocity and  Metro  are trademarks of ARM Limited. Artisan Components and Artisan are registered trademarks of ARM, Inc., a wholly owned subsidiary of ARM. All other brands or product names are the property of their respective holders. ARM refers to ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY) together with its subsidiaries including ARM Limited, ARM Inc.,ARM Germany GmbH, ARM KK, ARM Korea Ltd, ARM Taiwan Ltd, ARM France SAS, ARM Consulting (Shanghai) Co. Ltd., ARM Belgium NV., ARM Embedded Technologies Pvt. Ltd., Keil Elektronik GmbH, and ARM Norway AS.

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